

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Maria Ponce
Chief Executive Officer
Mascota Resources Corp.
PO Box 64, Calle Columbia 1014
Colonia 5 de Diciembre
Puerto Vallarta, CP48351
Jalisco, México

> **Re:** **Mascota Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2013**
> **File No. 333-190265**

Dear Ms. Ponce:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   • disclose that you are an emerging growth company;

   • describe how and when a company may lose emerging growth company status;

- briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- state your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please revise your use of "exploration stage" and "phase 1" throughout your prospectus to clarify in qualitative and quantitative terms the extent to which additional phases and expenses may be necessary before obtaining the rights to uranium that could be economically extracted. In this regard, it is unclear if you believe $155,000 is sufficient to fund your operations into the development stage or if you plan to obtain an economic feasibility study or declare reserves before going to production. Please revise accordingly.

<u>Cover Page</u>

4. We note the statement that if less than the maximum proceeds ($14,250) are available to you, your planned exploration and prospects could be adversely affected. This statement suggests that the maximum proceeds would be sufficient for your exploration and prospects. As the maximum amount would be insufficient for you to "effectuate [your] business plan" (as disclosed on page 11) or even complete the first phase of your

exploration program (as disclosed on page 15), please delete this statement and revise to clarify the extent to which the maximum proceeds would be insufficient to fund your exploration activities. For example, it is unclear if you believe a mining company like yours can reach development or production stages without incurring less than several million dollars of funding. In this regard, please revise the third risk factor on page 5 and MD&A consistent with your response.

5. Please revise the table on the cover page to include a row that reflects the minimum amount sold, and ensure that the narrative disclosure clarifies that there is no assurance you will sell any of the shares.

Summary, page 1

The Company, page 1

6. Please revise here and in the Liquidity and Capital Resources section to quantify the total amount owed to Ms. Ponce.

7. Please revise your disclosure to explain the statement that "[f]or purposes of this Prospectus the Canadian dollar and the United States dollar are considered to be at par value."

8. Please revise your summary to briefly disclose the approximate amount of funds necessary to (1) substantially complete your exploration activities and (2) commence production. In addition, please disclose your intention to repay related party loans and make other payments to related parties, if any, with the offering proceeds.

Risk Factors, page 3

9. Please revise to delete the second and third sentences of the introductory paragraph in which you state that the risks and uncertainties described are not the only ones that impact your operations and business, and that additional risks and uncertainties not presently known to you, or that you currently consider immaterial, may also impair your business or operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Use of Proceeds, page 9

10. Please revise to explain the decreasing amount of mineral exploration costs in the second table in the event that less than the maximum number of shares is sold, given the statement in footnote 1 that the work program cannot be scaled back.

11. Please revise here and elsewhere as appropriate to state there is no assurance you will be able to raise additional funds and clarify, if true, that Ms. Ponce is under no contractual

obligation to make additional investments or otherwise advance funds in support of your business.

Determination of Offering Price, page 10

12. Please disclose the amount paid by Ms. Ponce for her shares and discuss whether (and if so, how) you considered this transaction in determining your offering price.

Dilution, page 10

13. Please address the following related to the Dilution disclosures:

- Revise to include the required disclosures of Item 506(b) and (c) of Regulation S-K;

- Revise to address the inconsistency in the amounts you have disclosed as the net tangible book value per share after giving effect to the net proceeds from this offering; and

- Tell us how you arrived at the immediate increase in net tangible book value for existing stockholders from ($.0016) per share to ($0.0012) per share.

Please revise the table to also address the amounts assuming you sell 25%, 50% and 75% of the maximum offering.

Description of Business, page 15

Principal Place of Business, page 15

14. We note the company's principal business address is in Mexico. Please add disclosure to explain how the company's officer will conduct the company's business in Canada. In this regard, please revise to address (1) generally Ms. Ponce's connection to the company's consultant and the location of the mining claim and (2) the extent to which the consultant plans to continue playing a key role in your operations and whether or not Ms. Ponce or the consultant plan to ever visit the claim.

15. Please revise to summarize the consultant's recommendations for conducting exploration and how the company plans to carry out those activities. Additionally, state where the company plans to acquire the resources, employees and other inputs necessary to conduct exploration through the end of phases I and II and any other phase necessary to commence development. For example, it is unclear what types of sample testing you plan to have done or who would evaluate the advisability of moving to phase II based on the results.

16. Revise to clarify what you mean by "boulder prospecting," "the characteristic Illite alteration" and "geochemical analysis." With a view to clarifying disclosure, please

advise if your sole officer/director is relying on other persons to describe the company's business given her inexperience in mining exploration.

17. Revise to address the extent to which your claim is subject to a time limit or fees required to be paid by you or third parties.

18. Please disclose the specific permits required to explore or mine on your properties and the status of obtaining such permits.

19. Please revise to clarify the one reference to gold or other minerals given the numerous references to uranium.

20. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

21. We note your disclosure in this section, referring to specific mines and other specific mineral properties that exist in the proximity of your property. Please remove information about any specific mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Management discussion and analysis, page 26

Operating Budget for the Calendar Year Beginning June 1, 2013, page 26

22. Please revise to reconcile the amounts shown in the table with the amounts shown in the use of proceeds section tables on page 9.

23. Please revise to discuss the components of each phase of your plan with greater specificity, including who will conduct the work and how you calculated the cost. Your revised disclosure should further clarify the timeframe and significant activities and costs associated with the necessary steps preceding phase I. For example, it is unclear when and how you will raise sufficient capital for phase I if your sole officer/director devotes just 5 - 10 hours per week to your business. In addition, it is unclear what experience, if any, your sole officer/director has with mining companies or raising funds for start-up entities that have little or no employees, assets or revenues. Please also revise risk factors consistent with your revised disclosure here.

Liquidity and Capital Resources, page 27

24. Please revise the reference to having sufficient cash to fund your budget through the next calendar year commencing June 1, 2013 given the difference between $25,000 (the amount you state you need) and the amount of the offering and cash on hand.

Director and Executive Officer, page 28

25. Please revise to describe the business experience of Maria Ponce for the past five years including the name and principal business of any entity with which she was employed, and clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

26. Please describe briefly any arrangement or understanding between Ms. Ponce and any other person(s) (naming such person(s)) pursuant to which she was selected as a director of the company as required by Item 401(a) of Regulation S-K. Also, please describe briefly any arrangement or understanding between Ms. Ponce and any other person(s) (naming such person(s)) pursuant to which she was selected as an officer of the company as required by Item 401(b) of Regulation S-K.

Executive Compensation, page 28

Summary Compensation Table, page 28

27. Please revise to update the table to provide compensation information for the most recent fiscal year ending November 30, 2012, or advise. See Item 401(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 31

28. State the names of the promoter(s) of the company. See Item 404(c) of Regulation S-K.

Exhibits

Exhibit 10.6

29. Please file a complete and executed copy of the agreement. We note the blank signature for the company and missing Schedule A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Joe Laxague, Esq.